METALLA REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2024

AND PROVIDES ASSET UPDATES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
August 14, 2024

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three and six months ended June 30, 2024. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three and six months ended June 30, 2024, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Brett Heath, President, and CEO of Metalla, commented, "We're making significant progress at Metalla. We recently strengthened our leadership team with the appointment of Jason Cho as President. Additionally, Tocantinzinho and La Guitarra achieved first production, and Côté reached commercial production. We believe these milestones are catalysts for Metalla's growth trajectory starting in the second half of this year. Furthermore, we introduced our inaugural asset handbook, showcasing details on our over 100 royalty and streaming assets."

COMPANY HIGHLIGHTS

Below are some of the key Company highlights for the six months ended June 30, 2024, and subsequent period.

  On July 15, 2024, Metalla published its inaugural Asset Handbook outlining the Company’s gold, silver, and copper royalties and streams. The Asset Handbook is available on the Company’s website;
  On July 24, 2024, the Company announced the appointment of Jason Cho as President of the Company. Concurrent with his appointment, Mr. Cho made a C$1.0 million equity investment into the Company, for the acquisition of 250,000 common shares of the Company ("Common Shares") at C$4.00 per Common Share by way of private placement (the “Placement”). The Placement closed on August 9, 2024;

  On July 10, 2024, the Company reported that G Mining Ventures Corp ("G Mining") announced the first gold pour at the Tocantinzinho gold project in the State of Pará, Brazil, where Metalla holds a 0.75% GVR royalty;
  For the three months ended June 30, 2024, the Company received or accrued payments on 401 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $2,332 and an average cash cost of $17 per attributable GEO (see Non-IFRS Financial Measures). For the six months ended June 30, 2024, the Company received or accrued payments on 1,025 attributable GEOs at an average realized price of $2,173 and an average cash cost of $12 per attributable GEO (see Non-IFRS Financial Measures);
  For the three months ended June 30, 2024, the Company recognized revenue from royalty and stream interests, including fixed royalty payments, of $0.9 million, net loss of $1.5 million, and Adjusted EBITDA of $0.2 million (see Non-IFRS Financial Measures). For the six months ended June 30, 2024, the Company recognized revenue from royalty and stream interests, including fixed royalty payments, of $2.1 million, net loss of $3.2 million, and Adjusted EBITDA of $0.2 million (see Non-IFRS Financial Measures);
  For the three months ended June 30, 2024, the Company generated operating cash margin of $2,315 per attributable GEO, and for the six months ended June 30, 2024, the Company generated operating cash margin of $2,161 per attributable GEO from the Wharf, El Realito, Aranzazu, La Encantada, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), and other royalty interests (see Non-IFRS Financial Measures);
  On February 20, 2024, Beedie Investments Ltd. ("Beedie") elected to convert C$1.5 million of the accrued and unpaid interest under the existing convertible loan facility between Metalla and Beedie (the "Convertible Loan Facility") into Common Shares at a conversion price of C$3.49 per Common Share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024;
  On June 28, 2024, the Company filed a new final short form base shelf prospectus and a corresponding registration statement on Form F-10 that replaced the base shelf prospectus and Form F-10 registration statement previously filed by the Company in 2022; and
  Effective August 8, 2024, the Company adopted a minimum share ownership policy applicable to directors and officers of the Company in order to further align the financial interest of Metalla’s leadership with the Company’s shareholders.  The policy requires, subject to various provisions, that: (i) the CEO own Common Shares with a fair market value equal to five times his annual base salary; (ii) the CFO and other officers own Common Shares with a fair market value equal to two times their annual base salary; and (iii) non-executive directors own Common Shares with a fair market value equal to two times their annual cash retainer. Directors and officers will have three years to ensure they are in compliance with the newly adopted policy.

ASSET UPDATES

Below are updates for the three months ended June 30, 2024, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

La Encantada

On July 18, 2024, First Majestic Silver Corp. ("First Majestic") announced production of 46 oz of gold from La Encantada in the second quarter of 2024. Since successfully identifying a water source in the first quarter, First Majestic announced ore processing throughput has increased for the quarter and expects plant ore throughput rates to return to the historical levels of 3,000 tpd in the third quarter of 2024. First Majestic also stated that the 2024 exploration program had commenced during the second quarter after securing the new water source with one surface rig completing 607 meters of drilling on the property.

Metalla accrued 16 GEOs from La Encantada for the second quarter of 2024.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

El Realito

On July 31, 2024, Agnico Eagle Mines Ltd. ("Agnico") reported that gold production from La India totaled 6.1 Koz for the second quarter of 2024. Agnico stated that production is expected to come from residual leaching of the heap leach pads and is expected to continue through year-end 2024.

Metalla accrued 60 GEOs from El Realito for the second quarter of 2024.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Wharf

On August 7, 2024, Coeur Mining Inc. ("Coeur") reported 2024 second quarter production of 22.0 Koz gold and continues to reiterate the full year guidance for 2024 at Wharf of 86 - 96 Koz gold. Coeur noted that recently completed studies at two areas within existing and historical mining zones at Wharf have identified opportunities to meaningfully extend mine life. Supplemental funding has been approved for a two-phase drill program in 2024 and 2025 to test the two targets, Juno and North Foley.

Metalla accrued 101 GEOs from Wharf for the second quarter of 2024.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On July 9, 2024, Aura Minerals Inc. ("Aura") announced the second quarter 2024 production at Aranzazu totaled 24,692 GEOs (as defined by Aranzazu), while continuing to reiterate 2024 guidance for Aranzazu, which it had disclosed on February 20, 2024, of 94-108 Koz GEOs (as defined by Aranzazu).

Metalla accrued 197 GEOs from Aranzazu for the second quarter of 2024.

Metalla holds a 1.0% NSR royalty on the Aranzazu mine.

Endeavor

On August 5, 2024, Polymetals Resources Ltd. (“Polymetals”) announced by news release an improved 10-year Endeavor mine plan that increased proved and probable mineral reserves (as such terms are used and defined by the JORC code) by 45% from an estimate announced by them in October 2023, and that first production is expected in H1-2025. Polymetals also disclosed it has commenced refurbishment works related to underground infrastructure and plans to ramp up refurbishment activities upon finalization of project financing.

Figure 1: Endeavor Forecasted Revenue, OPEX and Capex (Source: Polymetals press release dated August 5, 2024)

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Tocantinzinho

On July 9, 2024, G Mining announced the first gold pour at Tocantinzinho. G Mining stated that it expects to achieve commercial production and ramp up to nameplate capacity of 4.7 Mtpa in the second half of 2024. In addition, G Mining stated that at the end of June, approximately 2.6 Mt of ore, containing 78 Koz gold was stockpiled, ahead of the processing plant ramp up.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

La Guitarra

On July 30, 2024, Sierra Madre Gold & Silver Ltd. ("Sierra Madre") announced the first shipments of silver and gold concentrates from La Guitarra. Sierra Madre shipped 90.68 dry metric tonnes of concentrate at 3000 g/t silver and 30 g/t gold with another ~90 dry tonnes of concentrate to be shipped soon after. Sierra Madre plans to continue to increase production with a goal of reaching 500 tpd of throughput for approximately 350 dry tonnes of concentrate per month by year-end.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million.

Côté-Gosselin

On August 8, 2024, IAMGOLD Corporation ("IAMGOLD") reported that approximately 11,600 meters and 22,900 meters of drilling were completed in the three and six months ended June 30, 2024, respectively, testing different areas of the Gosselin deposit extensions and to test the gap between the Gosselin West Breccia body and the Côté Breccia at depth. IAMGOLD also stated that the 2024 Côté gold production is expected to be at the lower end of guidance of 220 Koz - 290 Koz.

On August 2, 2024, IAMGOLD announced commercial production at the Côté Gold Mine after achieving a minimum of 30 consecutive days of operating during which the mill operated at an average of 60% of nameplate throughput of 36,000 tpd.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the Gosselin Resource estimate.

Taca Taca

On July 23, 2024, First Quantum Minerals Ltd. ("First Quantum") stated in their Q2 2024 MD&A that the Environmental and Social Impact Assessment ("ESIA") for the Taca Taca project continues to be reviewed by the Salta Province Secretariat of Mining and First Quantum remains optimistic it will be approved in 2024. Additionally, First Quantum continued progressing the technical aspects of the 345-kilovolt power line required for the ESIA. During the quarter, First Quantum continued progressing local community informative meetings and Phase IV of the bore field industrial water supply program aimed at examining potential deeper sources of water for the mine.

First Quantum also noted the Argentinian President, Javier Milei, has pushed a new bill to congress offering special incentives for large investments in certain sectors including mining. The bill was enacted into law by the executive branch of the Argentinian government on July 8, 2024.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Amalgamated Kirkland and North AK

On July 31, 2024, Agnico announced production for the Near Surface deposit continued in the second quarter of 2024, with volume of ore mined and milled exceeding planned targets. On April 25, 2024, Agnico announced the development for the AK deposit is on track for initial production in the fourth quarter of 2024. Infill drilling at the AK deposit intersected a highlight intercept of 11.8 g/t gold over 5.0 meters in the eastern shallow portion of the AK deposit.

On February 15, 2024, Agnico announced that production from the Near Surface deposits is planned to be processed at the Macassa mill in the first half of 2024 and at the La Ronde Zone 5 mill in the second half of 2024. Production from the AK deposit, which is expected to begin in the second half of 2024 is planned to be processed at the La Ronde facility. Production from the two deposits is forecast by Agnico to be ~19 Koz in 2024 and between 35 - 50 Koz gold from 2025 to 2028 and Agnico believes that the AK area remains prospective for future mineral resource growth. Additionally, Agnico reported an updated Mineral Reserve estimates of 160 Koz of Probable Reserves at 6.69 g/t gold and updated Mineral Resource estimates of 37 Koz of Indicated Resources at 6.95 g/t gold, and 52 Koz of Inferred Resources at 5.69 g/t gold.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

Wasamac

On April 25, 2024, Agnico reported that stakeholder engagement initiatives continue to advance, while assessing the optimal mining rate and processing options for Wasamac. On February 15, 2024, Agnico reported the results of the 2023 infill and conversion drilling completed at Wasamac with highlight intercepts of 4.9 g/t gold over 13.4 meters, 2.8 g/t gold over 18.8 meters and 4.4 g/t gold over 3.9 meters in the main zone. At the Wildcat zone, significant highlights include 3.6 g/t gold over 20.6 meters and 5.6 g/t golds over 4.1 meters. Agnico plans to spend $2.8 million for 16,700 meters of drilling at Wasamac in 2024 and continues to assess various scenarios to define the optimal mining rate and milling strategy for Wasamac.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Castle Mountain

On August 7, 2024, Equinox Gold Corp. ("Equinox") reported in their Q2 2024 MD&A that a surface exploration program of geological mapping and channel sampling at Castle Mountain is expected to commence in Q3 2024, with the primary goal to sample previously identified mineralization exposed on surface such that data can be used in future mineral resource estimation. Equinox also reported that the mine permitting amendment plan was submitted to the lead county and BLM agencies which reviewed the plan for completeness in early 2023. Equinox received the BLM determination that the plan was complete in Q1 2024 and expects to receive the notice of intent in H2 2024, upon which the formal permitting process will begin. Work on the preliminary draft Environmental Impact Statement will occur throughout 2024 and 2025 upon creation of a memorandum of understanding with the BLM, San Bernardino County and Castle Mountain.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

Akasaba West

On April 25, 2024, Agnico announced Akasaba West achieved commercial production on February 1, 2024. Akasaba West is expected to provide flexibility at the Goldex complex, contributing 1,750 tpd grading 0.84 g/t gold and 0.48% copper. On February 15, 2024, Agnico announced that Akasaba West is expected to contribute approximately 12 Koz of gold and 2.3 Kt of copper per year.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

La Parrilla

On June 24, 2024, Silver Storm Mining Ltd. ("Silver Storm") released highlighted intercepts from drilling at La Parrilla of 504 g/t AgEq over 5.14 meters and 367 g/t AgEq over 2.63 meters in San Marcos South. At San Marcos North, Silver Storm released highlight intercepts of 405 g/t AgEq over 1 meter and 191 g/t AgEq over 3.25 meters.

In a corporate presentation dated June 2024, Silver Storm also laid out its plan to release a technical study and mine plan in Q4 2024 to support future restart of mining and processing with a target of Q3 2025.

Metalla holds a 2.0% NSR royalty on La Parrilla.

San Luis

On July 29, 2024, Highlander Silver Corp. reported the start of field activities at San Luis, including geological mapping and sampling.

Metalla holds a 1.0% NSR royalty on San Luis.

Fifteen Mile Stream

On April 24, 2024, St. Barbara Limited ("St. Barbara") reported that significant progress was made in updating the environmental and social impact studies for Fifteen Mile Stream, with community consultations progressing. On October 10, 2023, St. Barbara reported results of an updated Pre-Feasibility Study ("PFS") for Fifteen Mile Stream. The PFS proposes an eleven-year mine life producing an average of 55-60 Koz per annum at a cash cost of $992/oz. St. Barbara has stated that development could begin as early as 2026.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Montclerg

On May 29, 2024, GFG Resources Inc. reported that it is currently advancing the geological model at the Montclerg deposit to identify areas for resource expansion and additional stand-along targets.  The Lower Footwall zone has shown strong down-dip continuity with the most recent and deepest drillhole intercepts grading 4.79 g/t Au over 12.8 meters and 10.05 g/t Au over 4.3 meters.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Detour DNA

On June 19, 2024, Agnico reported the results of a technical study reflecting the potential for a concurrent underground operation yielding 300 Koz gold per year at Detour Lake.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is approximately 7 km west of the Detour West reserve pit margin.

SECURITIES LAWS MATTERS

The proceeds of the Placement will be used for general working capital purposes. The Common Shares issued under the Placement are subject to a statutory hold period of four months and a day from issuance, in accordance with applicable Canadian securities laws.

Jason Cho is an insider and related party of Metalla, and therefore his participation in the Placement is considered a "related party transaction" subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under subsections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that participation in the Placement by an insider did not exceed 25% of the Company's market capitalization. The Company did not file a material change report more than 21 days before the expected closing date of the Placement as the details of the Placement were not settled until shortly prior to the closing of the Placement, and the Company wished to close the Placement on an expedited basis for sound business reasons.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla is a precious and base metals royalty and streaming company with a focus on gold, silver, and copper royalties and streams. Metalla provides shareholders with leveraged metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold, silver, and copper companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) Adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the three and six months ended June 30, 2024, were:

	Three months	Six months
	ended	ended
Attributable GEOs during the period from:	June 30, 2024	June 30, 2024
Wharf	101	274
El Realito	60	237
La Encantada	16	64
Aranzazu	197	397
NLGM	27	53
Total attributable GEOs	401	1,025

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for the three and six months ended June 30, 2024, was:

	Three months	Six months
	ended	ended
	June 30, 2024	June 30, 2024
Cost of sales for NLGM	$7	$12
Total cash cost of sales	7	12
Total attributable GEOs	401	1,025
Average cash cost per attributable GEO	$17	$12

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, by the number of attributable GEOs. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for three and six months ended June 30, 2024, was:

	Three months	Six months
	ended	ended
	June 30, 2024	June 30, 2024
Royalty revenue (excluding fixed royalty payments)	$873	$2,111
Revenue from NLGM	62	116
Sales from stream and royalty interests	935	2,227
Total attributable GEOs sold	401	1,025
Average realized price per attributable GEO	$2,332	$2,173

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cast cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for three and six months ended June 30, 2024, was:

	Three months	Six months
	ended	ended
	June 30, 2024	June 30, 2024
Net loss	$(1,491)	$(3,223)
Adjusted for:
Interest expense	475	979
Finance charges	85	170
Income tax provision	14	24
Depletion	521	1,284
Foreign exchange gain	(79)	(180)
Share-based payments	640	1,189
Adjusted EBITDA	$165	$243

(e) Adjusted working capital

Adjusted working capital is a non-IFRS measure which is calculated by taking the Company's current assets less its current liabilities, excluding the Convertible Loan Facility. The Company presents working capital, adjusted for the Convertible Loan Facility, as the classification of the Convertible Loan Facility as a current liability is driven by changes in classification requirements under IFRS and not because the Company expects that liability to be settled in cash within the next twelve months. The Company believes that the exclusion of the Convertible Loan Facility from adjusted working capital gives a more accurate picture of the liquidity of the Company. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company's adjusted working capital as at June 30, 2024, was:

As at
June 30, 2024
Total current assets	$10,776
Less:
Total current liabilities	(13,225)
Working capital	(2,449)
Adjusted for:
Convertible loan facility	12,534
Adjusted working capital	$10,085

Refer the Company's MD&A for the three and six months ended June 30, 2024, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Future-Oriented Financial Information

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about Metalla’s anticipated revenues from the Endeavor NSR which was prepared by Polymetals and is subject to the assumptions, risk factors, limitations and qualifications as set forth in this news release. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla’s anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla(or any of its subsidiaries) holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company’s royalty purchase transactions; the Company’s plans and objectives; the Company’s future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; management’s statements regarding Metalla’s growth trajectory; the use of proceeds from the Placement; the Company undertaking any offering of securities under the its base shelf prospectus and corresponding registration statement; the increase of ore throughput rates at La Encantada to historical levels and the timing thereof; that production at El Realito will come from residual leaching of heap leach pads and will continue through year-end 2024; the expected 2024 production guidance at Wharf; the potential opportunity to extend mine life at Wharf; the two phase drill-program at Wharf in 2024 and 2025 to test the two new targets; the expected 2024 production guidance at Aranzazu; the updated mine plan at Endeavor; the expected timing of first production at Endeavor; the increase of Mineral Reserves at Endeavor; the ramp up of refurbishment activities upon finalization of project financing at Endeavor; the achievement of commercial production and ramp up to nameplate capacity at and the timing thereof at Tocantinzinho; the expected shipments at La Guitarra; Sierra Madre’s plans to increase production at La Guitarra; the expected 2024 production guidance at the Côté Gold Project; the receipt of approval for the Environmental and Social Impact Assessment at Taca Taca and the anticipated timing thereof; the expected start of production at the AK deposit and the anticipated timing thereof; the production processing at the Near Surface and the AK deposits and the anticipated timing thereof; the expected production at the Near Surface and the AK deposits; the planned drilling program for 2024 for Wasamac and related expenditures; the assessment by Agnico of optimal mining rate and milling strategy for Wasamac; the start and the focus of the surface exploration program of geological mapping and channel sampling at Castle Mountain and the timing thereof; the receipt of a notice of intent in connection with the mine permitting amendment plan for Castle Mountain and the anticipated timing thereof; the beginning of the formal permitting process at Castle Mountain; the work on the preliminary draft Environmental Impact Statement for Castle Mountain throughout 2024 and 2025; the creation of a memorandum of understanding with the BLM, San Bernardino County and Castle Mountain; the expectation that Akasaba West will provide flexibility at the Goldex complex; the expected production at Akasaba West;  the release of a technical study and mine plan for La Parrilla and the anticipated timing thereof; the restart of mining and processing at La Parrilla and the anticipated timing thereof; the expected mine life, production and cash costs for Fifteen Mile Stream; the start of development of Fifteen Mile Stream and anticipated timing thereof; the identification of areas for resource expansion and additional stand-along targets at Montclerg; the potential for a concurrent underground operation at Detour DNA; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla's royalties and streams may have unknown defects; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, geopolitical events and other uncertainties; risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel;  risks related to Metalla's financial controls;  dividend policy and future payment of dividends; competition; that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable; risks related to conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla's current credit facility and financing agreements; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;  risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;  risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the Company's loan facility; that there can be no assurance that an active trading market for Metalla's securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.